Exhibit No. 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income (loss) from continuing operations(a)(b)	$2,078	$1,421	$1,169	$723	$(812)
Fixed charges	797	1,382	1,159	1,433	1,620
Distributed income of equity investees	147	893	473	140	263
Deduct:
Preference security dividend requirements of consolidated subsidiaries	—	27	27	31	139
Interest capitalized(c)	71	56	23	18	58

Total earnings (as defined for the Fixed Charges calculation)	$2,951	$3,613	$2,751	$2,247	$874

Fixed charges:
Interest on debt, including capitalized portions	$756	$1,311	$1,096	$1,365	$1,441
Estimate of interest within rental expense	41	44	36	37	40
Preference security dividend requirements of consolidated subsidiaries	—	27	27	31	139

Total fixed charges	$797	$1,382	$1,159	$1,433	$1,620

Ratio of earnings to fixed charges	3.7	2.6	2.4	1.6	(d	)

(a)	Amount for 2006 has been adjusted for the synthetic fuel business reclassified to discontinued operations during 2007.
(b)	Excludes minority interest expense and income or loss from equity investees.
(c)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(d)	Earnings were inadequate to cover fixed charges by $746 million for the year ended December 31, 2003.